May 4, 2015

«Partnership»
«NAME2»
«ADDRESS»
«ADDRESS2»
«CITY», «STATE», «ZIP»

Re: WNC Housing Tax Credit Fund IV, L.P., Series 1 (the “Partnership”) – Property Disposition Notice

Dear «ATTENTION»,

You may recall that the Partnership proposed a Plan of Liquidation pursuant to a consent solicitation statement dated April 7, 2011. The Plan of Liquidation was approved on June 1, 2011. Pursuant to the Plan we have directed our efforts to liquidating the remaining properties.

Since our last property disposition notice to you, the Partnership has sold its interest in one local limited partnership: Sandpiper Square, a North Carolina limited partnership (“Sandpiper”). The Sandpiper interest was sold by the Partnership in March 2015.  In an appraisal addendum conducted in January 2015, the value of the apartment complex conducted with restrictions in place was determined to be $465,000. The outstanding mortgage debt as of December 31, 2014 was approximately $862,000. Inasmuch as the appraisal indicated no remaining equity in the apartment complex, the purchaser, which is not an affiliate of WNC, paid the Partnership $15,000. The loan stayed in place.  Approximately $8,500 of the proceeds received by the Partnership were used to pay accrued asset management fees owed by the Partnership and carried on the Partnership’s financial statements in accordance with GAAP, and the balance was applied to amounts owed but no longer carried on the Partnership’s financial statements in accordance with GAAP.

The Partnership continues to own interests in two other apartment complexes and is seeking to dispose of each and thereafter terminate its operations. Consistent with the Partnership’s objectives, the Partnership has generated passive losses from its operations. For a Limited Partner who is an individual, the tax benefits of such passive losses generally are available (1) only upon the Limited Partner’s taxable disposition of his or her entire interest in the Partnership, or (2) on a proportionate basis in connection with the taxable disposition of the Partnership’s interest in individual apartment complexes. The taxable disposition of an interest in an apartment complex might allow a Limited Partner to use passive losses previously allocated to him or her in connection with such apartment complex and not previously used. The sale of the interest described herein will result in gross taxable income to Limited Partners which will be reflected in your 2015 K1, expected to be delivered to you approximately February or March 2016. You are encouraged to consult your own tax advisor as to the specific tax consequences as a result of this sale combined with the other 2015 Partnership activity which will all be reflected in the forthcoming K1.

If you have any questions please contact Investor Services by phone or email at investorservices@wncinc.com

Best regards,
Investor Services
WNC & Associates, Inc.

cc: Registered Representative

714.662.5565 714.708.8498 F 17782 Sky Park Circle, Irvine, California 92614
wncinc.com